Exhibit 99
Letter to Shareholders
Second Quarter 2023

The story this quarter was much like the first with significant catastrophe losses, continued inflation in loss costs, and unfavorable reserve development. The combined ratio (CR) for the second quarter 2023 was a 100.4, bringing the year-to-date (YTD) CR to a 99.7. That is clearly not where we would like to be at the halfway point of the year. That said, we can’t control the weather and we believe we are in a much better position on reserving given the adjustments we recorded this year. In addition, the rate actions that we have taken continue to earn into our book. Our net premiums written (NPW) grew 18% for the quarter reflecting rate increases as well as policies in force (PIF) growth of 12%.
Unfavorable prior accident year reserve development negatively impacted the CR this quarter by 3.4 points and YTD by 4.0 points, primarily in our Personal Lines business, with personal auto property and physical damage claims making up about half of that total for the first half of the year. Severity has increased and property damage claims are taking considerably longer to settle than they have historically. In addition, supplemental payments we are making after our initial estimates have increased dramatically, reflecting inflation and higher rental costs due to the longer repair times. It should be noted, however, that while still well above pre-pandemic levels, repair cycle times have recently begun to see small signs of improvement with average rental car days declining approximately 3% year over year. In addition to the changes we are seeing in cycle times, we believe our Claims organization has a solid plan to increase throughput in order to reduce repair cycle time, and hopefully, claim severity. Florida injury and medical claims also contributed to the adverse development and Florida accounted for about 40% of the prior accident year development across all personal auto product lines for the first six months of 2023. These factors impacted the second quarter prior accident year development in a similar manner.
On the catastrophe front, for the quarter we were affected by 19 catastrophic weather events, compared to 23 events in the second quarter 2022. Despite fewer catastrophe events this quarter, the severity of these events was higher than the second quarter last year. Catastrophe losses contributed 7.1 points to our second quarter 2023 companywide CR, compared to 4.3 points for the same quarter last year. On a YTD basis, 43 catastrophic weather events contributed 4.5 points to our CR, compared to 34 events and 2.8 points during the same period last year. The 43 events this year have been broad-based and overall affected 44 states. Our Claims team continues to respond timely to provide exceptional customer service to all those impacted by these storms.
During the second quarter 2023, Personal Lines growth remained strong, even as we took actions during the quarter to slow growth in an effort to restore profitability. For the second quarter, Personal Lines NPW were up 22% over the same period last year, with PIF growth up 13%. Growth reflects ongoing increases in new business personal auto applications and continued improvements in retention. Rate increases, taken by our product managers, in recognition of both increasing loss costs and continued focus on profitability also contributed to premium growth.
Our second quarter Personal Lines CR was 99.5, bringing our YTD CR to a 99.1, which did not meet our stated enterprise goal of a calendar year 96 CR. As discussed above, reserve development and catastrophe losses affected the Personal Lines results. In addition, personal auto loss severity was up about 12% over the second quarter last year, which contributed to the increase in loss costs. We also experienced a modest year-over-year increase in frequency of about 1%.
As always, our stated objective is to grow as fast as possible at a 96 CR or better while delivering high-quality customer service. In light of the fact that our profitability did not meet our CR goal, we continue to look to expense reduction opportunities. Following the first quarter profitability performance, we pulled back our media spend in the second quarter, which had about a 2 point favorable impact on our Personal Lines CR for the second quarter. In addition to controlling acquisition costs, our product management teams continued to evaluate our rate level at the state and product level and responded with rate increases where needed. We estimate our countrywide personal auto rate increases to be about 7% in the second quarter and about 11% YTD. While subject to the regulatory approval in some states, we have plans to increase rates where needed through the rest of the year. In addition to these tactics, we have taken other measures to achieve our target profit margin that include slowing new business growth through verification activities, bill plan offerings, and to continue general operational expense discipline.

For the quarter, Commercial Lines NPW were up 2% at a CR of 96.4. Excluding our transportation network company (TNC) business, NPW were up 6%. TNC premiums declined in the quarter due to mileage true-ups, changes in mileage forecasts, and state changes. As with our Personal Lines business, loss costs trends in commercial auto continue to increase in both physical damage and bodily injury coverages.
The commercial auto industry continued to show profitability challenges through the first quarter 2023 with loss trends outpacing premium growth. We are responding decisively to the changes we are seeing in loss trends with both rate and underwriting actions. We have raised commercial auto (non-TNC) rates 7% through June and have additional rate increases planned for the balance of 2023. As is the case with Personal Lines, these additional rate increases are subject to regulatory approval in some states. In addition, approximately 90% of our Commercial Lines policies are written on an annual term, so it will take time for the full effect of those rate changes to be reflected in our results. In addition to rate, we are also increasing our underwriting efforts to try to ensure the business we’re writing is classified and rated accurately and priced adequately to hit our desired targets. Commercial auto retention is being negatively impacted by these actions, unfavorable trucking market conditions, and the general weakening of the economy, which are driving increased shopping and causing motor carriers to exit the industry.
In addition to a focus on addressing profitability, we continue to work on advancing our capabilities in Commercial Lines to better meet the needs of our agents and customers. Product expansion efforts continued on a couple of fronts. We launched our business owners policy in three states in the first half of 2023, bringing this product footprint to 41 states. We also successfully elevated heavy truck roadside assistance in additional states, extending our reach to 46 states that collectively account for approximately 90% of eligible vehicles countrywide. In addition, we elevated our last eligible state to our new policy administration system, which substantially completed a multi-year effort to modernize our commercial auto systems and lays a foundation for future capabilities to increase efficiency and extend our market leading expense advantage. The two remaining states are awaiting regulatory approval prior to being elevated. Ongoing investments will target automation, self-service capabilities, and experiences that improve our ease-of-use and low-cost value proposition.
Our Property business continues to experience both policy and premium growth. Our nearly 3 million PIFs are up 5% over last June. For the second quarter 2023, NPW grew 17%, compared to second quarter 2022, primarily driven by an increase in new business applications. In addition, average written premiums are up as rate increases to address profitability concerns continued to be applied to policies. Despite these rate increases, we’ve also seen an increase in our policy life expectancy in markets where we’re focused on growth.
For the second quarter 2023, our Property CR was 133.2, bringing the YTD CR to 119.6. We experienced significant wind, hail, and tornado losses during the quarter, which accounted for 66.7 loss ratio points in our Property business. For the year, catastrophe events contributed 45.9 points to our CR. Property catastrophe losses are approaching the retention limits of our aggregate reinsurance agreements. Once we exceed those retentions, we have reinsurance coverage up to $100 million for non-named storm property catastrophe losses. In addition, we renewed our catastrophe excess-of-loss private market reinsurance effective June 1st. In general, our program includes coverage for $2.0 billion in losses (from a first hurricane), excess of a $200 million retention, with additional substantial coverage for a second or third hurricane. We continued to enjoy a favorable reception from reinsurers, with 100% of the requested coverage successfully placed for the June 1st renewal.
Our primary goal for Property is to improve profitability and reduce the volatile year-to-year results. To achieve this, we continued to manage our overall exposure through measures that helped accelerate growth in markets that are less susceptible to catastrophic weather events and lower our exposure to coastal and hail-prone states, which reduces our exposure in more volatile markets. During the second quarter, PIFs grew about 15% year over year in states in which we are focused on growth and decreased 6% in states that are prone to catastrophes and have higher exposure to hail. In addition to shifting our mix of business, we continued to adjust rates to address profitability concerns. In the second quarter, we increased rates by 4% across all Property product lines, bringing the trailing four quarter rate increases to about 19%. We continue to prioritize Progressive auto bundles and lower risk properties, such as new construction or those with newer roofs.
As we operate in this dynamic environment, we believe that it is appropriate to apply a conservative approach to managing our capital. With that in mind, we issued $500 million of senior debt in the second quarter. While markets remain volatile, we continued to maintain strong investment-grade ratings. We have no bonds maturing until 2027 and believe that the attractive financing rates we achieved over the last several years will serve us well into the future. While the investment market and operating environment remain challenging, we maintained our debt-to-total capital ratio at June 30, below our annual financial guideline of 30%. We continue to believe that all of our stakeholders will benefit from our thoughtful approach to capital, including our dividend and share repurchase policies.
The second quarter 2023 total return on our investment portfolio was 0.03%, as we saw significant positive performance from our equity portfolio offset small declines in our fixed-income exposure. Our fixed-income portfolio returned -0.4% in the second quarter and our equity portfolio returned 9.0%. Since the early part of 2022, we have looked to adjust our portfolio to a relatively more conservative posture. This has meant a greater allocation to cash and treasuries, and lower allocations to other investments.
Even with the current challenges, as one of our Diversity, Equity, and Inclusion objectives around serving our communities, we are working with Hello Alice, the financial technology organization helping over one million small businesses access capital. In addition to contributing $100,000 to the Hello Alice Small Business Growth fund, which offers financial support to business owners of all backgrounds, we are collaborating with Hello Alice on our 2023 Driving Small Business Forward Fund. We accepted applications for our Driving Business Forward grant program to support diverse small business owners across the country. This year, the grants are in support of Black entrepreneurs. In August, we will announce the 10 recipients and each of the small business owners selected will be awarded a $25,000 grant to use toward the purchase of a commercial vehicle for their business. This program launched last year when we awarded 10 Hispanic business owners each with a $25,000 grant to help purchase a vehicle to propel their small business. We believe that providing assistance to diverse entrepreneurs will help them navigate their small business journey. The collaboration between Progressive and Hello Alice is just one example of the many giving programs we have.
Our vision is to become consumers’, agents’, and business owners’ #1 destination for insurance and other financial needs. We just got one step closer to fulfilling that vision by becoming the #2 writer of private passenger auto. We took a moment to celebrate, but quickly got right back to work as there is still so much to do. That said, I would be remiss if I didn’t express my sincere appreciation to the nearly 59 thousand Progressive people who put their hearts and souls into everything they do, our agent partners who have choices of where to place their clients and often choose us, and the customers we are so privileged to serve. We do not take these relationships for granted and will do everything we can to support and nurture these bonds as we continue to lean into these uncertain times.

Stay well and be kind to others,

/s/ Tricia Griffith
Tricia Griffith
President and Chief Executive Officer
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